UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006.

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

(Formerly APEX WEALTH ENTERPRISES LIMITED)

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐          No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _________.

China Security and Surveillance Technology, Inc. Announces Changes in its Officers and Directors

On January 13, 2006, Yang Yue Hua resigned as Chief Technology Officer of the Company.  His resignation was not due to any disagreement with the Company.

On January 23, 2006, the Board of Directors appointed Zhao Yong as the new Chief Technology Officer of the Company.  Mr. Zhao Yong does not have an employment contract with the Company.

On January 23, 2006, Chen Xing Hua resigned as a Director of the Company.  His resignation was not due to any disagreement with the Company.

On January 24, 2006, the Board of Directors appointed Jiang Jian Guo as a replacement director.  He will serve until the next annual meeting of the Company’s stockholders or until a successor is appointed.

The following table sets forth the names and ages of the officers and directors of the Company after the resignations and new appointments.  The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.  Apex has not engaged in any transactions in the last two years in which any of these officers and directors had an interest.

The directors and executive officers currently serving the Company are as follows:

NAME	AGE	POSITION

Wu Jin Xu	35	Chief Financial Officer
Zhao Yong	43	Chief Technology Officer
Dong Lei Shi	41	Chief Marketing Officer
Tu Guo Shen	39	CEO and Director
Xiong Ling Feng	54	Director
Cui Jian Ping	35	Director
Lam Yan	27	Director
Jiang Jian Guo	40	Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Biographical information regarding the newly appointed Chief Technology Officer and the newly appointed Director is set forth below.

Mr. Zhao Yong is the Chief Technology Officer of the Company.  From 2000 to 2004, Mr. Zhao worked as a technology consultant for a surveillance products manufacturer, which is one of the 30 biggest companies listed on the Dow Jones index. During his service, Mr. Zhao was responsible for the development of core technology and for supervising Research and Development activities.  From 2005 to present, Mr. Zhao has been as a director of Mobile Video Networking Lab and an associate professor of Shenzhen Graduate School of Peking University. His major responsibilities include supervising the Research and Development activities in the lab and providing valuable advice and instructions in key projects.

Mr. Jiang Jian Guo is a Director of the Company.  From 1999 to 2003, Mr Jiang worked for Shen Zhen Shi Xun Tong Electronics Ltd as a general manager. He was responsible for supervising daily operations and marketing activities.  From 2003 to the present, Mr. Jiang has served as the president in Yuan Da Wei Shi Technology Limited. He is responsible for strategic decision-making and market expansion.

Biographical information regarding other officers and directors of the Company is contained in the Company’s report on Form 20-F/A which was filed with the U.S. Securities and Exchange Commission on December 9, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APEX WEALTH ENTERPRISES LIMITED

By: /s/ Tu Guo Shen

Chief Executive Officer and Chairman

Date: January 27, 2006